

December 18, 2014

Deepak Ahuja
Chief Financial Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

     Re: Tesla Motors, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 26, 2014
              File No. 001-34756

Dear Mr. Ahuja:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 65

Liquidity and Capital Resources, page 82

1. Please include a discussion of the costs incurred to date associated with your Supercharger network and the expected costs to be incurred for your stated expansion plan of the network, and the timing of when you anticipate expected costs to be incurred.

Cash Flows from Operating Activities, page 84

2. Please include a comparative analysis in your annual and interim period filings to explain variances in cash flows of operating activities between comparable periods. In so doing, clarify your analysis in regard to how cited factors directly affect operating cash. In this regard, please note that references to results of operations, which are prepared on the accrual basis of accounting, noncash items and working capital items may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Particular working capital items that may need further analysis concerning the cash aspects associated with changes in balances are deferred revenue and

resale value guarantee. On this last point, refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Contractual Obligations, page 86

3. Please include payments associated with your battery supply agreement with Panasonic Corporation and scheduled interest in the table. If certain interest rates are unknown or variable, you may use judgment in determining an appropriate methodology to estimate the interest payments, accompanied by disclosure of the methodology utilized.

Notes to Consolidated Financial Statements, page 96

4. Please tell us and disclose, as appropriate, the following in regard to each of your supercharger network and related connectivity thereto:

    •   The nature of costs incurred;
    •   where in the financial statements all associated costs, whether capitalized or expensed as incurred, are recorded;
    •   the accounting policy for associated capitalized, operation and maintenance costs;
    •   the balance of costs capitalized at each annual and interim period balance sheet date presented, the period over which the amounts are recognized as expense and the basis for this period;
    •   the basis for determining the amount of sales revenue allocated and deferred, the period over which deferred revenue is recognized and the basis for this period.

5. In connection with the second bullet in the comment above, you disclose that costs associated with the supercharger network are recorded as "selling, general and administrative" expenses. From your disclosures it appears that the supercharger network and connectivity thereto are integral to the sales of your vehicles. Given this, and that you allocate a portion of your sales revenue to the network and related connectivity, please explain to us your consideration of recording costs incurred for the network and related connectivity as cost of revenues.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

Deepak Ahuja
Tesla Motors, Inc.
December 18, 2014
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief